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                                                              EXHIBIT (a)(1)(vi)


E-mail

To:      Participating Infonet Services Corporation Employee
From:    Susan Murray
Date:    _____________, 2002

Dear Infonet Services Corporation Employee:

     This message confirms that we have received your Election Concerning Exchange of Stock Options form (the "election form"). Pursuant to the Offer to Exchange Certain Outstanding Options and the Election Concerning Exchange of Stock Options form, if your election form is properly completed, we will accept your options elected for exchange at 5:00 p.m. Pacific Time on February 14, 2002, unless this offer is extended, in which case we will accept your options shortly following the expiration of the extended period. Unless you withdraw your elected options in accordance with the provisions of Section 4 of the Offer to Exchange Certain Outstanding Options before this time (or, if this offer is extended, before the new expiration time), we will cancel all options that you have properly elected to exchange. We will also cancel all options granted to you during the six month period ending on January 7, 2002. If you do not withdraw your elected options and we accept your options for exchange, shortly following the expiration of this offer we will provide you with a rights letter confirming that your options have been accepted for exchange and will be cancelled. New options will be granted to you in exchange for the options we cancel on a specified date during the 30-day period beginning on the first business day that is at least six months and one day from the date we cancel your options elected for exchange, subject to your continued employment and other terms and conditions of the offer.

     If you have any questions, please immediately reply to this note at optionexchange@Infonet.com.

Thank you.



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